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Israel Oil and Gas Industry Updates July through December 2003

December 29, 2003 - Delek Group to Sell Interest in Off-Shore Leases Operated by Isramco.

The Delek group announced its decision to sell its interests in three off-shore leases operated by Isramco - the Med Ashdod, Ashdod Carveout and Med Yavne. Under the terms of a settlement originally reached in October 2000 with the Israeli Antitrust Authority, Delek opted to sell its interests in the three leases on which several marginally commercial wells, including the Nir wells (see Dec. 9 and Nov. 19 items), have been drilled. If the interests are not sold within 3 months, they will be transferred to a trustee with instructions to sell the rights at his discretion.

The Delek group holds the majority interests in the Yam Tethys consortium which owns the Mari field.

December 28, 2003 - IEC Approves Development Budget for 2004. Israel's Power Reserves to Fall to 5% of Peak Demand.

IEC approved a development budget for 2004 of $1.64 billion, 92% of its 2003 development budget and 34.8% of its total budget for 2004.

According to details published in connection with publication of the IEC budget, it is projected that in 2004 Israel's reserves of generating capacity will fall to 5% of peak demand, down from 8%. It is projected that in 2005 reserves will remain at 5%. In presenting the budget, IEC Managing Director, Jacob Razon, said the company will do its utmost to increase capacity reserves commencing from 2006. A major element in this effort will be the accelerated construction of gas turbine generating plant to come on line in 2006, increasing reserves to 12%.

In 2004, IEC has budgeted $ 230 million for the development of the natural gas sector, including conversion of existing power plants to natural gas and connecting those plants to the gas pipeline system, the off-shore portion of which IEC is building. 50 kilometers of the off-shore pipeline have already been completed, about half of its planned length from Ashdod to the Carmel coast.

December 24, 2003 - Yam Tethys Receives Pipeline Operating Permit - GasUnie Resigns As Project Supervision.

The Yam Tethys consortium announced that it received from the Natural Gas Authority in the Ministry of National Infrastructures a temporary, conditional permit to operate both the off-shore and on-shore segments of the national gas transportation pipeline system, including the gas processing unit, from its off-shore Mari field to IEC's Eshkol power plant in Ashdod. The consortium has commenced hot commissioning tests on the system.

With the grant of the permits, GasUnie, the Dutch natural gas engineering and operating company which has being acting on behalf of the Ministry as technical supervisor of the natural gas transportation project submitted its resignation. The resignation followed the Ministry's decision to accept the recommendation of the American engineering company BCI that system operations could commence, over GasUnie's refusal to clear the system for operation following its finding two weeks ago that the pressure regulator and metering system (TRMS) was unsafe and endangered residents in the surrounding area. As previously reported (see Dec. 3 and Dec. 17 items), the unit was built to American standards which were unacceptable to the Dutch. Following GasUnie's refusal to approve the TRMS unit, the Infrastructures Ministry requested that the U.S. engineering firm BCI correct the problems. At the beginning of the week, BCI announced that it has completed the necessary upgrades, and that it was possible to commence operations. GasUnie rejected BCI's position, saying that the unit still failed to meet the required safety standards and that as a result it was not willing to accept responsibility as system supervisor. The Ministry announced that it would look for another European company to replace GasUnie as the system supervisor.

Nothwithstanding, GasUnie's registration as supervisor for that part of the system tying the Mari field to the Eshkol power plant, it was reported that GasUnie would continue to act as supervisor of the off-shore segment of the pipeline being built by IEC to run from Ashdod to the Dor Coast and from there to the Hagit power plant on the Carmel and was still the intended interim system operator until the system could be sold by the government to private sector.

December 22, 2003 - 300 Oppositions to Proposed Natural Gas Pipeline Right of Way Submitted to Regional Planning Commissions.

300 oppositions to the proposed on-shore segments of the natural gas pipeline have been submitted by private landowners, local authorities, municipalities, government companies and governmental authorities.

According to the Director General of the Ministry of National Infrastructures, Eli Ronen, only one-third of the pipeline's proposed right-of-way is located on the Trans-Israel Highway's right-of-way, with the rest of the pipeline to cross private and public lands. According to Ronen, the Planning Commissions have been working on the proposed National Land Use Plan for the natural gas pipeline and related facilities for the past three years and have only now reached the stage of oppositions. He added that it is possible that, as a result of the oppositions, the plan will have to be further changed. He said that several of the open issues will probably have to be resolved in the courts. He added that not all the problems related to security issues have been resolved. He estimated that the project will only be completed at the end of 2008.

Insofar as the projected schedule for connecting the Hagit power plant on the Carmel with the on-shore segment of the pipeline, Ronen said that he estimated that would occur only at the end of 2007. He said that the connection of the Reading power plant on the Tel-Aviv coast with the on-shore pipeline would take place only in 2010. The southern section of the pipeline right-of-way has already been approved, but is still subject to certain adjustments as result of oppositions submitted by the Beer-Sheva municipality and the fact that part of the right-of-way lies in areas occupied by Bedouin encampments.

December 18, 2003 - Yam Tethys to Sell Gas to the Israel Oil Refineries.

The Yam Tethys consortium announced today that it signed a Term Sheet, subject to final documentation, to supply natural gas to the Ashdod oil refinery. According to the announcement, the Term Sheet provides that the Oil Refineries ("IOR") purchase between $5-8 MM of gas annually for 10 years commencing in 2004. While the amount of gas to be sold has not yet been finalized, it was announced that the size of the transaction may increase significantly in the context of the plans to expand the Ashdod refinery.

IOR announced that it intends to use the natural gas to replace the heavy fuel oil currently used to fuel its refinery units in Ashdod, and might purchase additional gas from Yam Tethys to the combined-cycle natural gas fired power plant it is considering building in Ashdod to supply the electricity and steam needs of the Ashdod refinery, with excess production to be sold onto the national electricity grid.

December 17, 2003 - Yam Tethys May Be Subject to Significant Penalties to IEC - U.S. Partners Threaten to Involve the United States Government.

Failure of the Yam Tethys consortium to commence the supply of gas from its off-shore Mari field to the Israel Electric Company on January 1, 2004 may result in its having to pay delay penalties of $100,000 a day and possibly as much as $20,000,000. The delay is the result of Infrastructures Minister Peritzsky's decision in early December (see December 3 item) to delay final authorization of the pipeline because of questions concerning its compliance with safety standards. Ministry officials and their outside project supervisor and consultant, GasUnie, claim that the required standard is the Dutch standard, whereas the pipeline was built to U.S. specifications.

Yam Tethys' position is that it is not to be held accountable for the delays resulting from the dispute as the Ministry commenced its inspections significantly behind schedule. It also claims that the pipeline was laid in accordance with the plans and permits approved by the Natural Gas Authority in the Ministry of Infrastructures and to the governing standards.

Minister Peritzsky acknowledged that the pipeline was still not approved and said that he did not know when it would be approved. A spokesman of the Infrastructures Ministry issued a statement denying the Yam Tethys claims of mismanagement by the Ministry. The spokesman said that the license granted to Yam Tethys to lay the pipeline provided that the pipeline be constructed to Dutch standards except that where there were no Dutch standards or such standards did not apply, in which case U.S. standards could be used. The Ministry claims that Yam Tethys ignored the terms of the license and laid the pipeline as if only the U.S. standards applied.

The Yam Tethys consortium claimed that delay in the authorization of the pipeline would result in substantial problems with the banks financing the development of the Mari field. In a meeting yesterday, the representative of Nobel Energy, the American partner in the consortium, told Minister Peritzsky that the Ministry's behavior could seriously injure to U.S.-Israeli relations and that, if necessary, Nobel would bring the matter to the attention of Vice President Dick Cheney who is very interested in moving the project forward.

December 9, 2003 - Reserves of Recently Abandoned Nir-2 Well Estimated at 35.3 Bcf.

Industry sources revealed that the reserves discovered in the off-shore Nir-2 well, recently abandoned as non-commercial (see November 19 item) are estimated at 35.3 Bcf.

According to the sources, the well was abandoned because the significant investment in building a production system, estimated at tens of millions of dollars, was not justified in light of the low price set for natural gas in the IEC gas purchase contracts. If gas prices increase in the future, the sources say, the decision to abandon the Nir-2 well may be revisited.

December 8, 2003 - Agreement Reached on Director General of Israel of the Natural Gas Commission.

The Minister of National Infrastructures and the Director General of the Ministry of the Prime Minister agreed to recommend Shuki Stern to the government for appointment as the first Director General of Israel's Natural Gas Commission, the newly established regulatory commission charged with overseeing rate making and service standards of the Israel's natural gas transportation and distribution segments. Mr. Stern has been serving as the director of the natural gas division in the Infrastructures Ministry for the last several years. Prior thereto he served as director of the Ministry's economics division.

December 8, 2003 - O.P.C. Rotem Sues to for Declaration that It Won Tender to Build Power Plant in Negev.

O.P.C. Rotem, a joint venture between the Ofer Group (an Israeli-based international industrial, shipping, real estate and banking group) and Siemens (a German heavy industrial and electronics equipment manufacturing company) filed suit in the Jerusalem District Court to have it declared the winner of the international tender to build and operate an 388 Mw gas-fired combined-cycle power plant in Mishor Rotem an industrial, primarily chemical, center in Israel's Negev Desert, at a cost estimated at approximately $250MM. Under the terms of the tender, the plant was to come on line in 2006, be granted a 30 year power production license and enter into a 20 year power supply contract with IEC. O.P.C. was the only group to submit a bid in the tender which was published the beginning of 2001. O.P.C., which successfully passed the first two stages of the tender process, has been waiting for a decision on the award of the tender for almost two years. Although the tender has not been cancelled and over a year and a half has passed since the final date set for an award of the tender, no award has announced. O.P.C. claims that the government decided to undermine its success in the tender for no apparent reason.

The Ofer group also has been in a dispute with the government over another tender to build a gas-fired power plant in Ramat Hovav (also an industrial center in the Negev) which the Ofer group won several years ago. Commencement of construction of that plant was delayed for a lengthy period of time due to litigation over the conditions of the power purchase contract between IEC and the Israeli Antitrust Commissioner. The delays caused by that litigation resulted in significant costs increases to the Ofer group which are now the subject of contention between the Ofers and the Ministry of Finance. The disputes have resulted in the further delay in the plant's construction.

December 8, 2003 - Ministry of Finance with Manufacturers Association's Support, Pressing to Move to Off-shore Natural Gas Pipeline Segment On-shore - Saving $120MM. IEC and Infrastructures Minister Object.

The Ministry of Finance is pressing to re-open the decision to lay an off-shore natural gas pipeline from Ashkelon to Haifa in favor of laying the line on-shore. According to the reports moving the line on-shore would save about $120MM in construction costs and increase benefits to the Israeli economy by reducing the import inputs, increasing local production inputs, and enabling a substantial reduction in the rates to be charged customers for the gas. The Israeli Manufacturers Association is supporting the Finance Ministry in its attempt to have the government reconsider its decision taken at the beginning of 2003 following the withdrawal of the international tender to build and operate the natural gas pipeline and transportation infrastructure. The planning of the pipeline infrastructure to lay in the first stage large segments off-shore was intended to avoid complex and lengthy expropriation and land use proceedings in urban areas. Sources in the Israeli Electric Company say that moving the off-shore segments of the pipeline on-shore will delay the availability of natural gas at IEC's Hagit and Haifa plants in the Mt. Carmel region by 3 to 5 years and require IEC to burn more expensive and less environmental friendly No. 2 Fuel Oil and No. 6 Heavy Fuel Oil in these plants in the interim. The Minister of National Infrastructures Peritzsky objects to any change in the governmentally approved plans. He contends that the costs in delaying bringing natural gas online will more than offset any savings in the construction costs.

December 4, 2003 - Uncertainties Re-appear on the Egyptian-Israeli Gas Front.

Egypt's commitment to selling gas to Israel is again subject to open debate. Infrastructures Minister Peritzsky again publicly expressed serious doubts about Egyptian intentions following Egypt's having raised an apparently new demand that it receive letters of credit in the amount of billions of dollars from Israel guaranteeing IEC's purchase obligations. Meeting this demand would increase the price of the gas by 3%-4% according to Peritzsky. Minister Peritzsky challenges this demand as highly unusual in contracts between governments. Sources close to the natural gas sector deny that there is any crisis in the negotiations between EMG, the Egyptian - Israeli pipeline company, and IEC. These sources report that EMG has requested that IEC provide it with either a bank guarantee, an Israeli state guarantee or some other appropriate security in order to protect its investment of $300MM in the pipeline. According to the sources, providing such guarantees is accepted practice in the industry. On the other hand, senior officials in the Israeli Ministry of Finance say that the Egyptians should be required to provide letters of credit to Israel in order to give Israel comfort that Egypt will not turn off the spigut after the Israelis build the on-shore pipeline infrastructure at a cost of $400MM in reliance on the Egyptian commitment to supply gas.

December 3, 2003 - Israel Will Not Be Included in the Arab Gas Pipeline Network.

The Chairman of the Syrian Natural Gas Company announced in the European Union sponsored Euro-Med energy conference that the participants in the Arab Natural Gas Project - Egypt, Jordan, Syria and Lebanon - would not include Israel or the Palestinian Authority in the project. In the past consideration had been given to including Israel and the Palestinian Authority in the project because of economic benefits of such participation, particularly to the Egyptians who, as a result of Israel's non-inclusion in the Arab network have to build two pipelines - one to Jordan (opened earlier this year) and one to Israel, rather than one from Egypt to Jordan via Israel.

December 3, 2003 - Italian Companies Expresses Interest in Investing in Israeli Gas and Energy Projects.

The Italian Minister of Energy, Antonio Marchano, in a meeting in Rome with Israeli Infrastructures Minister Peritzsky told Minister Peritzsky several large Italian companies specializing in infrastructure and energy projects are interested in investing in Israel, particularly in the natural gas pipeline project. The two ministers agreed to hold a seminar in Rome with the participation of Israeli and Italian govenmental entities together with representatives of the Italian companies interested in investing. The Ministers also agreed to exchange information relating to developments in the alternative energy sector.

December 3, 2003 - The Yam Tethys Pipeline Claimed Not to Meet Safety Standards.

Following inspection of the pipeline laid by the Yam Tethys consortium from its off-shore Mari Field to the Ashdod coast by experts of GasUnie, the international Dutch engineering and natural gas pipeline company retained by the Israeli government to supervise the construction of the Israeli natural gas pipeline system, the Infrastructures Ministry issued a warning to Yam Tethys that its pipeline did not meet safety standards.

A spokesman for Yam Tethys said the pipeline and associated facilities were built in accordance with the engineering specifications approved by the Natural Gas Authority in the National Infrastructures Ministry and the building permits issued by the competent authorities. The spokesman said that regrettably the Authority decided to appoint GasUnie to inspect formal compliance of the pipeline with Dutch specification only after completion of the pipeline's construction and notwithstanding the fact that the statutorily approved detailed engineering plans and specifications did not call for compliance with Dutch standards. The spokesman said that Yam Tethys and the government were working together to ensure the safety and compliance of the system.

The Yam Tethys pipeline was constructed by Samedan (Noble Energy), the American operator of the Yam Tethys consortium with international experience, in accordance with U.S. API specifications.

Because of the disputes over the conformance of the pipeline, it is highly doubtful that final approval to commence operation of the pipeline will be received by December 16, 2003, the date gas was to start flowing from the Mari Field to the Eshkol power plant in Ashdod.

December 1, 2003 - Givot Olam Releases Galil Permit - Considering Means of Financing Development of Meged Oil Field.

Givot Olam announced that it returned it "Galil" Preliminary Permit to the Petroleum Commissioner in order to concentrate on the development of the Meged oil field on its Rosh Ha-ayim License. Givot Olam reported that it is currently evaluating the economics and costs of and timetable for development operations on the oil field and considering possible means of raising the necessary funds.

November 27, 2003 - S'dot Neft's Off-Shore Licenses and On-Shore Permit Extended.

Two off-shore exploration licenses controlled by the Israeli public limited partnership have been extended through July 2005. The licenses, Asher Yam North and Asher Yam South, are located off the northern coast of Israel. The S'dot Neft partnership and its two partners drilled two dry holes on the licenses over the past five years. S'dot Neft's small on-shore preliminary permit Yiftach located between Ashdod and Ashkelon along the southern part of Israel's Mediterranean coastline was extended through June 30, 2004.

November 27, 2003 - Extension of Zohar License Conditioned on Testing and Horizontally Drilling Heavy Oil Formation in an Abandoned Well.

According to reports issued by one of the participants in the Zohar exploration license (Ratio Oil Exploration, Ltd.), the six month extension through March 27, 2004 of reduced license (see Nov. 12, 2003 item) is conditioned on the re-entry of an abandoned oil well, the Gurim 4, the testing of a heavy oil target at a depth of approximately 1,500 meters and the preparation of a horizontal drilling program to produce from the formation. The Gurim 4 well was originally drilled in late 1983 to a depth of 2,346 meters by Eastern Mediterranean Oil & Gas Company.

November 24, 2003 - Lapidoth Issued Two Exploration Licenses in Heletz Field.

Lapidoth Oil Prospectors, operator and holder of the controlling interests in the production leases in the Heletz oil field was granted on November 11, 2003, two exploration licenses covering approximately 166.4 square kilometers in the field. Among the conditions of the licenses, Lapidoth is required to commence drilling a well, the Heletz-40, by November 2004.

November 23, 2003 - The Eilat-Askelon Pipeline Modified to Enable Russian Oil to be Shipped to Customers in Far East.

The Managing Director of the Eilat-Ashkelon Pipeline Company confirmed last week that modification of the pipeline to enable flow of oil from Ashkelon on Israel's Mediterranean coast to Eilat on the Red Sea has been completed. According to the plans, oil tankers from Black Sea ports will unload their cargo at the Ashkelon oil port for transport to Eilat via the pipeline and there be reloaded on tankers for destinations in the Far East. The pipeline is expected to compete with the Suez Canal. Modifications of the pumping stations must still be completed before the project can move forward.

The modified system will not be operated on a continuous basis, but rather as needed for spot market contracts. The pipeline company is currently looking for potential customers.

The Eilat-Ashkelon Pipeline was originally built in the 1970's to transport Iranian oil from the Red Sea to the Mediterranean. The flow was stopped in 1979 after the fall of the Shah. Since then the pipeline has been used on a limited basis only, primarily to transport Egyptian oil purchased by Israel to the center and north of Israel. Israel consumes approximately 250,000 barrels of oil a day. Israeli purchases of Egyptian oil, however, have fallen substantially in recent years. If substantial quantities of oil flow through to pipeline to the Far East, it could result in a decrease in the Suez Canal tariffs.

November 19, 2003 - "Nir-2" Appraisal Well Abandoned as Non-Commercial - May Result in Abandonment of "Nir-1".

The members of the Isramco consortium holding the Med-Ashdod production lease, announced today that, following analysis of the results of the "Nir-2" production tests (see Oct. 16 item), it was decided to abandon the "Nir-2" well as non-commercial. It was also announced that, in light of the results of the Nir-2 tests, the commerciality of the "Nir-1" well was also being questioned and Isramco, as operator of the project, was asked to continue to analyze the data to determine the commerciality of "Nir-1".

The Isramco group continues its preparations to drill an off-shore oil test to 5,500 meters north-west of Ashkelon, to a formation which showed oil in the 1991 "Yam-2" well.

November 19, 2003 - Conflicting Reports Concerning Status of Gas Supply Negotiations with Egyptians.

Following the recent return of a senior IEC negotiating team from another round of talks in Egypt concerning the possible sale of Egyptian gas to IEC, the status of the talks and chances of success are still unclear. Infrastructures Minister Peritzsky announced that the talks appeared to be going nowhere - There are no results and no agreements, he said. Senior IEC representatives, on the other hand, stated that progress was being made and a draft contract had already been prepared.

Nothwithstanding, Minister Peritzsky publicly expressed concern that the Egyptians "were conducting negotiations only to conduct negotiations.. They will not sell us gas," Peritzsky announced yesterday that, notwithstanding his scepticism, he would permit IEC to continue negotiating through January. Peritzsky said his position was influenced by representations made to him by Ya'acov Razon, IEC's Managing Director, to the effect that the talks were progressing well and that he expected that a gas supply contract could be signed by early January 2004.

Peritzsky's position has always been slightly sceptical of Egyptian intentions and he supported the purchase of British Gas production from its fields off-shore Gaza. (See August 19-21 items). He indicated that, if no progress was made by January 2005, he would bring the matter back to the government for reconsideration.

November 18, 2003 - IEC to Invest $200 Million in Natural Gas Infrastructure.

Ya'acov Razon, IEC's Managing Director, announced yesterday that IEC would invest $200 MM in the off-shore natural gas transportation infrastructure and in converting the Eshkol (Ashdod) and Reading (Tel-Aviv) power plants to enable their operation on natural gas. According to Razon, the investment would be returned over a 15 year period by means of deductions from the gas transportation rates to be paid by IEC to Israel Gas Company. Razon said that, notwithstanding government promises, the full cost of the project would be borne by IEC. He added that the money would be raised by the sale of IEC debentures in Israel and, if approved by the Ministry of Finance, abroad.

Razon stated that all the preparations to enable acceptance of gas by the Eshkol power plant in Ashdod had been completed and that, as far as IEC was concerned, it could commence natural gas-fired operations on December 1, 2003 as scheduled. Preparations by the Yam Tethys production consortium have also been completed and both parties are awaiting approval of Gas Unie, the Dutch natural gas company which has been appointed interim operator of transportation infrastructure.

November 18, 2003 - Losses of $9 Million a Year to Ashkelon Desalinization Plan Because of Delays in Supply of Natural Gas.

Delek Chairman, Gabi Leshet, told the Knesset Economics Committee yesterday that the government's failure to plan and construct the on-shore segments of the natural gas transportation network so as to enable the supply of natural gas to the Ashkelon desalinization plant by Jan. 1, 2005 as originally promised would result in annual losses of $ 9 million. Leshet said that, even if the project started to move forward in the near future, gas would not reach the plant until 2007, two year late. Delek holds a 25% position in VID to group building the Ashkelon desaliniation plant.

November 12, 2003 - Zohar On-Shore Exploration License Cut Back by over 90% and Shira Off-Shore License Terminated.

Recent decisions by the Petroleum Commissioner, were published in "Reshumot", Israel's Official Gazette as follows:

  The acreage subject of the "Zohar" on-shore exploration license held by the Lahava Limited Partnership (75%) and two additional Israeli publically traded limited partnerships (Ratio and Sdot Neft) was reduced by over 90% from approximately 98,300 acres under license to some 8,350 acres. The license in the Negev desert near the town of Arad, which was set to expire on September 27, 2003, was extended for six months through March 27, 2004. The rights subject of the license are from the surface to the bottom of the Zohar (mid-Jurassic) formation.
  The Shira off-shore exploration license which had be held by a consortium led by Isramco was terminated as of Sept. 25, 2003, over two months ahead of schedule.

November 12, 2003 - Israel's First Combined Cycle Natural Gas Fired Power Plant Completed.

IEC announced completion of Israel's first combined cycle, natural gas fired generating plant in Ashdod. The plant is located next to IEC's large heavy fuel oil fired Eshkol plant. The initial generating capacity of the new plant will be 250 megawatt. It is planned to increase the plant's capacity to 370 Mw next year. Until first deliveries of natural gas in mid-December 2003, the plant will operate on diesel fuel oil.

The Infrastructures Ministry has authorized IEC to build seven combined-cycle natural gas plants with a total generating capacity of 2,600 Mw. Current plans call for the construction of all the plants by 2007 at a total budgeted cost of $225.7 million.

The Eshkol power plant is itself scheduled for conversion to a natural gas plant upon first gas deliveries in December.

November 10, 2003 - Yam Tethys Confirms Planned Commencement of Supply Natural Gas to IEC by January 1, 2004.

In its quarterly report filed with the Tel-Aviv Stock Exchange, Delek Drilling one of the members of the Yam Tethys consortium confirms that the target date for commencement of supply of natural gas from the Mari field to the IEC Eshkol power plant in Ashdod is January 1, 2004. The pipeline from the production platform to the Ashdod coast has been completed and it is expected that the connecting line to the Eshkol plant will be completed shortly. The report also confirmed reports that Yam Tethys was pursuing contacts with IEC about the possible sale of additional amounts of gas to IEC; but, added that no substantial progress has been made in these discussions.

November 10, 2003 - Infrastructures Ministry Issues Tender to Plan Onshore Portions of the Natural Gas Pipeline.

The Ministry of National Infrastructures issued a tender for the on-shore segments of the natural gas pipeline in the south of Israel. The IEC tenders issued prior to the Government's decision to turn the construction and operation of the onshore portion of pipeline network over to the newly established Israel Gas Company were previously withdrawn. Three large engineering companies have submitted bids to the Ministry for what is expected to be one of Israel's largest engineering projects in recent years.

The southern portion of the pipeline system is expected to extend several hundred kilometers and will transport gas from the landfall of the off-shore system at Ashdod to several IEC power plants in the southern part of the country, to the plants of Israel Chemical Corp. in the south and to additional industrial users.

November 6, 2003 - Lapidoth in Advanced Discussions to Move LPG Tank Farm from Pi-Glilot to Heletz.

It has been reported that PazGaz, Amisragaz and Supergaz, the three gas companies which own the large LPG tank farm at Pi-Glilot in northern Tel-Aviv, are in advanced stages of negotiations with Lapidoth to move the farm to Lapidoth's site in Heletz. Lapidoth, the Israeli oil production company and drilling contractor, is the holder of exploration and production rights in the Heletz oil field 55 kilometers south of Tel-Aviv. According to the reports Lapidoth has already received all the necessary zoning, land use safety and regulatory approvals for converting its site to use as a tank farm. The plans are to build storage facilities for 5,000 tons of LPG. If an agreement is reached, the reports indicate that PazGaz will also relocate its southern tank farm currently located in Beer-Sheva to Heletz. Infrastructures Minister Peritzsky announced that he would support any agreement reached between Lapidoth and the gas companies to move the tank farm to Heletz.

November 3, 2003 - CIS Replaces Egypt as Israel's Primary Source of Petroleum.

According to a report of the Department of Economics of the Ministry of National Infrastructures, over the past several years the states of the former Soviet Union have replaced Egypt as Israel's primary source of petroleum. The report reveals that in 2002 81% of Israeli's imported crude oil came from the Commonwealth of Independent States (the former Soviet Union). Imports from Egypt fell to 14% in 2002 down from 31% in 1996. The report also reveals that 2002 saw a 4% decrease of crude oil imports into Israel to 9.5 million tons (73.15 million barrels) and a continuation of the trend to increase the import of refined products. According to the report, in 2002, Israel imported 646,000 tons (5 MMBbls) of gasoline, 555,000 tons (4.27 MMBbls) of diesel fuel oil and 77,000 tons (593,000 Bbls) of LPG. Paralleling the development, the production in Israel of refined products fell to 1992 levels.

October 27, 2003 - 2 Onshore Exploration Licenses and 1 Onshore Preliminary Permit Granted - Cancellation of 4 Offshore and 1 Onshore Licenses Confirmed.

At its quarterly meeting yesterday, the Petroleum Commission granted 2 onshore exploration licenses in the Heletz oilfield to Lapidoth Oil Propectors Ltd. The licenses are on relatively small tracts in the field previously subject of an production lease held by Lapidoth. Lapidoth had returned the lease, scheduled to terminate in June 2006, on these tracts several months ago and applied for new exploration licenses on them in order to conduct a proposed exploratory program to horizons in the field not previously drilled (see Oct. 16, 2003 item).The Commissioner also approved the granting of a Preliinary Permit to areas in the Rishon LeZion region south of Tel-Aviv to Israeli businessman and hotelier Michael Federman. Mr. Federman's father, Yekutiel Federman, was the founder of Fedoil, an Israeli oil exploration company, which in the 1950's was a member of the group which discovered the Heletz field.

Following rejection by the Minister of National Infrastructures of the Yam Tethys consortium's appeal, the Commission confirmed cancellation of 4 offshore exploration licenses held by the consortium following its failure to comply with its work commitments notwithstanding several extensions. The cancellation of the Maya licenses does not affect Yam Tethys' lease rights in the Mari and related fields or other exploration licenses held by it. The Commission also confirmed the Commissioner's cancellation of the onshore Modi'in License held by the Granite HaCarmel group following its failure to comply with the required work program.

October 27, 2003 - IEC Publishes Fuel Use Projections for 2004 - Budgets Natural Gas Puchases at $3.70 per MMBTU.

The Israel Electric Company (IEC) disclosed yesterday that it has budgeted $3.70 per MMBTU as its cost of natural gas to be supplied to its power stations in Ashdod and Tel-Aviv in 2004. The price includes the cost of transportation to be paid by IEC to the Israel Gas Company. IEC also disclosed that its natural gas purchases in 2004 would be 2 BCM (70.6 Bcf), or 0.3 BCM (10.6 Bcf) greater than originally committed in its contract with the Yam Tethys consortium. Negotiations to increase the committed supply have been ongoing for the past several months. Purchases of gas are set to commence in December 2003, a month earlier than originally scheduled.

From the information disclosed by IEC, it also develops that IEC's capacity reserves of electricity in the peak demand months of July - August 2004 will be only 6.2% of generating capacity, as compared with 8% in 2003. It further appears that IEC's generating capacity at the end of 2004 will be 10,207 mega-watt, approximately 2.5% more than its capacity at the end of 2003.

It is expected that, during 2004, in addition to natural gas, IEC will purchase 12.5 million tons of coal, 640,000 tons of no. 6 (residual) fuel oil and 576,000 tons of no. 2 (diesel) fuel oil.

October 20, 2003 - Infrastructures Ministry to Consider Transfer of Pi-Glilot Tank Farm to Man-Made Island Off Tel-Aviv Coast.

Following failure of efforts to find an acceptable location to move Israel's largest natural gas tank farm currently located on the municipal boundary between Tel-Aviv, Herzelia and Ramat-Hasharon, the Ministry of National Infrastructures announced that it would study the possibility of moving the tank farm to a man-made island planned off the Tel-Aviv coast. It is intended that the Tel-Aviv municipal airport - Sde Dov - located not far from the Pi-Glilot tank farm will also be relocated to the island.

A spokeswoman for the Ministry said that as the relocation of the tank farm to the island, if it is built, is a long term solution to the problem and the Ministry is continuing to study the possibility of burying the tanks underground as an interim solution to the problem which has been subject to public debate and dispute for several years. An order of the Tel-Aviv District Court requires that the Pi-Glilot tank farm be closed and the gas transferred to an alternate location by June 2004. The Ministry of Infrastructures and the Justice Ministry are considering the possibility of having the order rescinded.

Minister Peritzsky said yesterday that many coastal nations had recently built islands off their coastlines and there was no reason Israel could not. He added that relocating the tank farm to the island, which he suggested by built by the private sector on a BOT (build-operate-transfer) basis, would be the optimal solution.

October 19, 2003 - Givot Olam Receives Technical Report on Results of Meged 4 Well & Completion Recommendations.

On Oct. 19, 2003, Givot Olam filed the following report with the Tel-Aviv Stock Exchange:

"The general partner, Givot Olam Petroleum Ltd. received from its consultants in London the technical report referred to in its Sept. 11, 2003 immediate report.

"The purpose of the report was to evaluate the test data from the 20 meter interval of the Meged 4 referenced in the July 31, 2003 immediate report and recommend the appropriate method to complete the well in order to develop the oil field.

"In preparing the report, use was made of a numerical simulator in order to estimate the long term (7 year) production rate where the well was completed by horizontal drilling. The report recommends the drilling of a 1000 meter horizontal drain hole with artificial lift that will result in an initial daily production rate of 900 barrels, declining to 350 barrels per day after one year, to 250 barrels per day after two years and stabilizing at 200 barrels per day in the ensuing 5 years.

"It is now necessary to estimate the economics of such a field development."

October 19, 2003 - Oil Refineries Concession Expires - Future Mired in Legal Uncertainty.

The 70 year concession of the Israel Oil Refineries ("ORL") granted by the British Mandatory government in the 1930's expired on Oct. 18, 2003. Under the terms of concession, on expiration, all ORL's assets were to revert to the government and the company was to lose all its concessionary tax, land use and regulatory rights and privileges.

As a result of legal disputes between the Israeli government which owns 74% of ORL and the Israel Corporation, a publicly traded company listed on the Tel-Aviv Stock Exchang which own 26%, over the rights to substantial real estate acquired by the ORL during the term of the concession and between the Israeli Ministry of Finance and the Israeli State Inspector General and various public interest groups over the propriety of terms of a preliminary settlement of the disputes between the government and the Israel Coporation, which would have enabled the switch from concession based rights to a license regime, ORL will for the time being continue to operate in a state of legal limbo. Clarification of ORL's legal status and the legal regime under which it and its successors will operate will in all likelihood require judicial intervention. As a result, the timing of any restructuring of ORL and the entry into effect of a license based regime is uncertain.

October 17, 2003 - Petroleum Commissioner's Term of Office Extended.

At the request of the Minister of National Infrastructures, the Israeli Civil Service Commissioner extended the term of service of Dr. Yehezkel Druckman, the Israeli Commissioner of Petroleum Affairs by six months through April 30, 2004. Dr. Druckman, a well regarded geologist who prior to his appointment some ten years ago as Petroleum Commissioner served in senior positions in the Israeli Geological Institute and, during the period that the Israel National Oil Company ("INOC") was a government owned company, participated in the development of a series of exploratory prospects for INOC. Dr. Druckman is considered an expert in the Jurassic and Triassic periods in Israel, including reefal buildups during those periods. He recommended the acceptance of Zion Oil & Gas' applications for the permits and licenses in connection with the Joseph Project

Dr. Druckman's term is office was set to expire on October 31, 2003, upon his reaching mandatory retirement age. It is expected that the Minister will request a further six month extension of Dr. Druckman's term through Oct. 31, 2004.

October 16, 2003 - Nir 2 Flows between 10 and 29 MMCF a Day.

Isramco, operator of the Nir 2 well, reported today that production tests on the well were completed. It was reported that, during testing, the well flowed varying daily rates of between 10 and 29 million cubic feet. The test results were sent to Isramco's consultant outside of Israel for further analysis and only after receipt of the results of the analysis would it be possible to estimate the well's reserves and whether production would be commercial.

October 16, 2003 - Lapidoth to Renew Drilling Activities in the Heletz Field - Seismic Studies Indicate Additional Potential of 10 - 20 Million Barrels.

Lapidoth Oil Prospectors, the Israeli drilling company, which controls the lease on the Heletz field, Israel's only oil field, located in the northern Negev, southeast of Ashkelon, was reported as planning to renew of exploratory drilling activity in 2004. Apparently 5 oil and 1 gas exploration wells are planned at an estimated cost of $10 million.

The Heletz field was discovered in 1955 and has produced about 17 million barrels of oil since its discovery. Currently, the field is providing only about 100 barrels a day. The field is held by Lapidoth under a 50 year lease which terminates in June 2006.

According to press reports, analysis of the field data by the Dallas-based petroleum engineering consulting firm of Forrest Garb, as well as data of new seismic surveys conducted by Lapidoth in 2001, indicate that there still exist in Heletz geologic formations that have not been drilled and may contain between 10-20 million barrels of producible oil, with a value of between $250-$500 million. The surveys also indicate that a reservoir containing up to 300 million cubic meters (10.6 Bcf) of natural gas may also exist in Heletz in a formation similar to those in which gas was discovered in the off-shore fields west of Ashkelon.

Dr. Haim Fleigelman, a professional consultant to Lapidoth, is reported as saying yesterday that the surveys indicate a potential for oil and gas in sands at a depth of about 1,600 meters. Dr. Fleigelman mentioned that Lapidoth also intended to drill a 3,500 meter oil exploration well to a formation where similar wells drilled in the Ashkelon area indicated the existence of oil.

Jacob Luxemberg, Lapidoth's controlling shareholder, said yesterday that Lapidoth intended to raise funds to drill the wells from a consortuim of companies, the creation of a partnership with strategic investors or the establishment of a limited partnership which would raise funds from the public by issuing participation units.

October 15, 2003 - IEC Board Decides Not to Approve Solar Energy Plant.

IEC's Board of Directors rejected a plan of the Infrastructures Ministry to build a solar power plant in the Negev because of its high costs. According to IEC's calculations, the cost of producing power from such a plant would be 12 cents per kilowatt hour (KwH), as compared to 2.8 cents per KwH in a coal fired plant and 3.1cents per KwH in a natural gas fired plant.

In the context of its plan to produce 5% of Israel's power requirements from renewable sources, the Infrastructures Ministry required IEC to construct four solar power generating units with a total capacity of 400 Mw in the Negev. IEC had planned to build one 100 Mw unit in the first stage to test the economic feasiblity of the units and thereafter build three additional units. But preliminary calculations showed that the costs would be two-and-a-half times the cost of an equivalent sized natural gas plant, at an additional cost of $250 million. The plant was scheduled to come on line at the end of 2005.

IEC's Board decided to condition approval of the project on the government's agreement to indemnity IEC for all excess costs. IEC is continuing to review options for building the plant with the Ministry of Infrastructures and the Electricity Authority.

October 13, 2003 - Taxi Owners: Use of Liquified Petroleum Gas Will Be 75% Cheaper than Gasoline.

A study by the Israeli Taxi Owners Association indicates that use of liquified petroleum gas ("LPG") by taxicabs will be 75% cheaper than gasoline, whereas the cost of converting cab engines to LPG use will be only about $2,250 and would be recoverable within several months. The study concluded that in addition to the economic benefits, the use of LPG would significantly reduce air pollution in urban centers and would be safer than gasoline in case of fire or an explosion.

In response to criticism by the Chairman of the Israeli Taxi Owners Association, Tel-Aviv city officials announced that the City of Tel-Aviv supported the change over to LPG powered vehicles and was working on a project to introduce such vehicles into the municipal fleet. However, they were still waiting for the necessary approvals of the Ministry of National Infrastructures.

October 13, 2003 - Feasibility of Laying a Pipeline to Deliver Surplus Gas from Turky to Israel to be Studied.

The Israeli Infrastructures Minister and the Turkish Energy Minister agreed earlier this month to study the feasibility of laying an off-shore pipeline to transport surplus gas to be imported by Turkey from Russia, Turkemenistan and Iran to Israel. Since the 2001 economic downturn in Turkey, Turkey has been looking for markets to export the expected surplus of the large quantities of gas Turkey committed to purchase in the 1990's. It is expected that the major markets for the surplus will be the Balkan countries and Italy. As the product is to be surplus, the gas is expected to be reasonably priced. The pipeline would be laid from Gihan in southern Turkey to Haifa. Turkey would export up to 4 BCM (141.2 Bcf) a year for 5 or 6 years. As financing such a project would not be feasible, the idea has been raised whereby following the interim period, the pipeline would be used to transport Egyptian gas to Turkey. Turkey and Egypt have signed a gas supply contract under which Egypt committed to sell 4 BCM (141.2 Bcf) of gas annually to Turkey through a pipeline to be built by EMG, the Israeli-Egyptian pipeline company which is to build an off-shore pipeline from El-Arish in the Sinai to Israel.

Minsiter Peritzsky said that he intended to discuss with the Turkish Minister the possibility of laying pipelines to transport water and oil from Gihan to Haifa alongside the gas pipeline. Similar ideas have been raised in the past, but rejected because of high costs.

October 9, 2003 - Nir-2 Appraisal Well - Testing Commences.

Isramco, Inc., operator of the Nir-2 appraisal well, announced that production testing commenced on October 8, 1,800 meters below the sea-bed as recommended by its professional consultants. According to the report filed with the Tel-Aviv Stock Exchange, gas started flowing upon commencement of the testing and was being flared. Isramco stated that until completion of the tests, it would not be possible to estimate the amount of gas able to be produced from the well or whether its production would be commercially feasible.

October 7, 2003 - Israel's Imports of Crude and Petroleum Products in 2002 Reported at 103 Million Barrels.

The Israel Statistical Abstract for 2003 published in October 2003 by the Israeli Central Bureau of Statistics reports that in 2002 Israel imported approximately 103.14 million barrels of crude oil and petroleum products down from 110.89 million barrels in 2001. The yearbook also reported that Israel's local production of oil, oil shales and natural gas in 2002 equaled the equivalent of 327 thousand barrels, up from about 306 thousand barrels in 2001.

October 7, 2003 - Israel to Encourage Environmentally Friendly Natural Gas Fueled Cars.

The Ministry of Finance announced a series of steps designed to encourage the use of environmentally friendly natural gas and hybrid diesel-electric fueled car engines. First, steps were undertaken to ensure that gas would be the lowest cost fuel for cars by limiting the tax to be levied on gas for vehicular use (typically very high) to the very low rates levied on cooking gas. It was also decided that license fees for cars with gas-fired engines would be the same as those set for gasoline burning engines and that certain tax exemptions would be granted to result in reductions in the cost of required equipment by several hundred Dollars.

October 7, 2003 - IEC Predicts Major Electricity Shortfall Peaking in the Summer of 2005.

Senior IEC executives are reported as predicting that next summer, when Israel's electricity requirements will reach new heights following recent major investments in new air-conditioning systems, the Israeli public will be faced with media announcements requesting that it start using private generators. IEC Chairman Eli Landau announced at the company's September board meeting that Israel's electricity reserves are rapidly declining and a serious shortfall is predicted during the 2004-2006 period.

Dr. Adrian Biano, IEC's Deputy Managing Director for Strategic Resources, said that in 2004 Israel will lack 800 MW of capacity, about 7% of the country's total generating capacity. This capacity was to have been supplied by a number of plants to be constructed by independent power producers which have not been built due to a series of regulatory, environmental and technical problems, as well as legal disputes over the terms of the power sales contracts with IEC.

A second period of major shortfall in Israel's generating capacity is predicted for the period 2008-2010 due to the predicted delays in bringing on line the new coal-fired in Ashkelon (see Sept. 22 item).

Dr. Biano is reported to have said that even if IEC receives approval to build additional gas turbine generating plants it will take 6 - 8 years before they could come on line. The only possible solution, according to Dr. Biano, would be implementation of the plan to use diesel generators located in various plants around the country, changing the usage patterns of large users of electricity from peak to off-peak hours and disconnecting consumers from the grid during peak hours. Biano says that the Ministry of Infrastructures has already approved the plan whereby large users of electricity voluntarily agree to interruptible supply arrangements in consideration for tarrif reductions. IEC estimates that during peak hours in the summer of 2004, it will have to cut between 200 - 300 MW of supply.

October 3, 2003 - IEC: Agreement in Principle for Supply of Gas to be Signed with EMG by End of November.

IEC's Deputy Managing Director for Strategic Resources, Dr. Adrian Biano, predicted that an agreement in principle for the supply of gas would be signed with the Israeli - Egyptian pipeline company, EMG, within two months. EMG has a guarantee of the Egyptian government, recently renewed, to supply up to 7 BCM (247 Bcf) of gas annually to Israeli consumers. Biano said that barring unforeseen political developments, Egyptian gas would reach IEC in early 2006.

Dr. Biano also said that, in order to deal with the possibility that the tap would be closed in the future, IEC recently took the strategic decision that all its gas turbine generating plants would be planned so that they could also burn diesel fuel oil.

The agreement currently under negotiation will provide that IEC would purchase about 25.5 BCM (900 Bcf) from EMG over a 5 year period through an off-shore pipeline to be laid between El Arish and Ashkelon. It is estimated that the value of the gas to be purchased will be about $2.5 billion.

According to Dr. Biano, IEC's development plan for the electricity sector could not be based solely on gas turbines as the amount of gas IEC would, in such case, require is not available. He noted that, if the electricity sector were to be developed solely on the basis of natural gas, within several years Israel's requirements would equal between 7 - 8 BCM (247 - 282 Bcf) annually, a rate of usage which would rapidly delete Israel's reserves and result in having to rely solely on imported gas. Dr. Biano emphasized that IEC's development plan included construction of a coal-fired plant which would enable IEC to increase the use of natural gas in a controlled manner such that in 2006-07, IEC would require 4 BCM (140.8 Bcf) per year, half to be supplied from local sources and half imported.

IEC recently published a tender to lay an off-shore pipeline from Ashdod to the Carmel coast. The cost of the 91 km pipeline is estimated at about $100 million. The winner of the tender is expected to be announced in February 2004.

September 29, 2003 - Gas Shows in Nir-2 Appraisal Well.

The off-shore Nir-2 appraisal well, drilled by an Israeli consortium led by Isramco, reached its total depth of 2,031 meters onThursday, Sept. 25. Following analysis of the electric logs which indicated the presence of natural gas, the consortium decided to conduct production tests on the well.

September 26, 2003 - 110 Companies Refused to Participate in BG's Off-Shore Tamar License.

In an attempt to sell a 39% participating interest in its off-shore Tamar license, British Gas retained the services of an international marketing company to assist in locating potential partners following the decision of several of BG's Israeli partners to pull out of or cut back their interest in the license and the planned wildcat test located 100 kilometers off-shore Haifa in 1,600 meters of water. Because of distance from shore and the water depth, the well is estimated to cost $40 million.

According to press reports, the marketing company contacted 110 oil and gas exploration and drilling companies around the world in an attempt to find partners for the project. All 110 companies rejected the opportunity, taking the position that the time was not right to do business in Israel.

It is reported that seismic data collected by BG on the license area indicates the existence of a geological structure that could contain 70-80 BCM (2.5 - 2.8 Tcf) of natural gas - an amount approximating that of all the gas discovered to date of both Israel and Gaza. According to the reports, the well's probability of success is 25%, a level which justifies drilling the well despite its high cost.

September 23, 2003 - Avraham Reitman Leading Candidate to Chair Natural Gas Authority. Dotan Rejects Appointment as MD of the Israel Gas Company.

According to press reports, Avraham Reitman, formerly manager of the natural gas division of the Government-owned Petroleum and Energy Infrastructures Company, is the leading candidate for appointment as the first Chairman of the newly established authority to regulate Israel's new natural gas sector. Gas is expected to commence flowing to IEC's power plants in several months and then to additional customers, including independent power producers and industrial plants. The new Authority is to oversee gas transportation tarrifs.

At the same time, it was reported that Avi Dotan, the leading candidate to serve as the Israel Gas Company's first Managing Director (see item Aug. 3), rejected the offer. Apparently, Dotan decided to continue in his position of Managing Director of the Pi-Glilot tank farms given the coming critical period in which the major farm, located on Tel-Aviv's northern border, is scheduled for relocation in the midst of a major dispute as to where and how.

September 23, 2003 - IEC Publishes Its Tender for 2004 Fuel Supplies.

IEC published a major tender for supply of fuel in 2004. The tender, second in size only to the IDF fuel tender, is for the purchase of petroleum products, including diesel, heavy fuel and kerosene, for use in IEC's power plants. Its value is estimated at between NIS 800 - 900 million (approximately $200 million). Over the coming years, it is intended to replace IEC's requirements for diesel and heavy fuel products with natural gas.

September 22, 2003 - IEC Predicts a Major Shortfall in Electricity Reserves Through End of Decade - To Build an Eighth Gas Fueled Plant.

IEC predicts a shortfall of up to 50% in Israel's reserves of electricity by the end of the decade. The cause for the shortfall is the delay in receiving the approvals necessary to build IEC's new coal-fired plant in Ashkelon as a result of continuing disputes between the National Infrastructures Ministry and the Ministry of Environmental Affairs. The disputes are likely to cause at least a two year delay (2008 to 2010) in bringing the planned 1,100 MW plant on line.

To help overcome the expected shortfall, IEC's Board of Directors approved last week the construction of an eighth natural gas-fired plant. The construction of this plant has already been approved by the Infrastructures Ministry.

September 16, 2003 - BG to Sell Israel Its Palestinian Gas by Way of Egypt.

Industry sources report that a circular deal is in the works whereby BG will sell its Palestinian gas to Egypt who will then sell it to Israel through the pipeline to be built by EMG, the Israeli-Egyptian pipeline company in which Yossi Meiman's company Merhav is a partner. According to the sources, BG will lay a pipeline from its fields offshore Gaza to El Arish on the Sinai coast. There the gas would be transferred to EMG's pipeline to be laid offshore between El Arish and Ashkelon. The Palestinian gas will cover the first 1.7 BCM (60 Bcf) (annually for 15 years) of Egypt's commitment to supply up to 7 BCM (247.1 Bcf) of gas to Israel annually. Structuring the transaction in this way will enable Egypt to present itself to the Arab world as attending to the economic needs of the Palestinians, while also maintaining good relations with BG, which has some $4 billion of investments in Egypt's oil and gas industry. On the other hand, Israel will have substantially less ability to supervise the flow of funds to the Palestinians than if BG sold the gas directly to Israel, as has been considered. (See items August 19-21).

September 11, 2003 - Givot Olam issues Meged 4 update: 100 million barrels of oil in place.

Givot Olam released the following update to the Tel Aviv Stock Exchange today: "On the basis of the geological research and the interpretation of the logs, it develops that the 20 meter thick reservoir from which oil & gas were produced by DST 4 test from the Meged 4 well is directly analogous to the 15 meter thick reservoir interval from which oil and gas were produced in 1998 from the Meged 2 well. The oil reservoir in the Meged 2 well is 150 meters updip to the reservoir in the Meged 4 well. According to the interpretations of the logs of the Meged 3 well it appears that there exists in that well a similar oil reservoir, which was not tested because of mechanical problems. According to the preliminary structural analysis, this proven oil reservoir confirms the existence of an oil bearing structure with areal closure of over 50 square kilometers. According to the interpretation of the logs, this oil reservoir has 2 million barrels of "oil in place" per square kilometer. The question remains whether it is possible to commercially produce this oil, if so, how much oil it is possible to produce from the reservoir. These questions continue to be tested by Givot Olam's consultants in London."

September 10, 2003 - Peritzsky Meets with Officials in Washington About Israeli Infrastructure and Energy Projects. Commerce Secretary Evans May Visit Israel.

In Washington for meetings with senior U.S. officials, Israeli Infrastructures Minister Peritzsky said yesterday that the time for renewal of operations of the Kirkuk-Haifa pipeline (see Aug. 25, 2003 item) had not yet arrived and the chances of the project's moving forward were slight.

Peritzsky met yesterday with Secretary of Commerce Evans and discussed with him ways of interesting U.S. investors in infrastructure projects in Israel, particularly the natural gas pipeline project and oil exploration. He reportedly provided Evans with detailed information concerning the planned path of the pipeline, potential petroleum reservoirs in Israel and the requested investments. Evans' reaction was reportedly favorable and he may visit Israel in the near future.

Following meetings in New York and Washington, Peritzsky was scheduled to meet with senior executives of Samedan in Houston. Samedan is a partner and operator of the Yam Tethys off-shore gas project.

September 9, 2003 - Egyptian Petroleum Minister Denies Negotiations to Supply Gas to Israel.

Two Egyptian newspapers reported that Salah Fahmi, the Egyptian Minister of Petroleum Affairs, stated in a reply to a member of the Egyptian Parliament that Egypt is not conducting negotiations to supply natural gas to Israel. The question was submitted to Fahmi in reaction to Prime Minister Sharon's announcement that Egypt would be Israel's second supplier of gas and that Israel would purchase the gas through the Israeli-Egyptian joint venture EMG. In his response, according to the reports, Fahmi denied that Egypt had any contacts with Israel concerning the sale of gas, saying that there are no lines of communicaiton open between the two states concerning the export of Egyptian gas to Israel.

Fahmi's comments were purportedly made while an Egyptian delegation headed by Hussein Salam, an Egyptian businessman close to Pres. Mubarak and Gen. Omar Suleiman, chief of the Egyptian intelligence services with responsibility for relations with Israel in the Egyptian President's Office, was in Israel to discuss with Israel Electric Company details of a gas supply agreement. Industry sources in Israel noted that Salam's visit to Israel and talks with IEC would not have been possible without Mubarak's blessing.

September 8, 2003 - S'dot Neft Announces that it Will Participate in Nir-2 Well.

The Israeli public limited partnership, S'dot Neft, announced that it was exercising in part its option to participate in the Nir-2 off-shore gas appraisal well. S'dot Neft will hold a 2.5% participating interest. Following the exercise of the option, the participating interest of Isramco Negev 2 L.P. will be 58.757%.

Sept. 1, 2003 - "Nir-2" Drill Ship Arrives on Location.

Isramco announced today that the Atwood Hunter drill ship arrived on location to commence the "Nir-2" appraisal well in the Isramco group's Med Ashdod lease off-shore Ashkelon (see item August 15, 2003).

August 29, 2003 - State Department Denies Intention to Flow Iraqi Oil to Israel.

The United States Department of State denied yesterday that there existed a plan or intention to transport oil from Iraq to Israel. According to reports in the Israeli press, a senior State Department official said that the "U.S. does not see any possibility that any new government to be established in Iraq would agree to any direct dealings with Israel." Officials in Jerusalem were of the opinion that the Dept. of State was not aware of the Pentagon's approach to Israel concerning reopening of the old Kirkuk-Haifa pipeline. Israeli sources agree that such a project is not realistic in the coming two years.

August 25, 2003 - U.S. Asks Israel to Investigate Reopening Kirkuk-Haifa Oil Pipeline - Turkey Bristles.

According to reports appearing in the Israeli press, the U.S. Pentagon sent a telegram to the head of the Economic Section of the Israeli Foreign Ministry requesting that Israel investigate the possibility of reopening the Mosul-Kirkuk-Haifa oil pipeline through which oil was transported from the northern Iraqi oil fields via Jordan to the Haifa refinery until Israeli independence was declared in 1948. Currently, oil from the northern Iraqi fields is transported to the Mediterranean via a pipeline running through Turkey. The old pipeline, a small eight-inch diameter line, has been largely destroyed over time, whereas the contemplated line would be a 42-inch diameter line. Initial estimates are that laying the new line on the old right-of-way would cost about $400,000 a kilometer at a project cost of between $400 - 500 million. The length of the Turkish line currently in use is 1,000 km with an annual throughput of 80 million tons, six and a half times more than local Israeli needs. (Between 1948 and the Lebanese civil war in the mid-1970's, northern Iraqi oil flowed to the Mediterranean via a Syrian-Lebanese pipeline, which was replaced by the Turkish line.)

According to the press reports, details of the project which is at very early stages of consideration were leaked by U.S. officials to put pressure on the Turkish government to be more cooperative with the U.S. in Iraq and improve their relations with the Kurds in Northern Iraq. According to the sources, the Pentagon telegram was sent at the initiation of Prime Minister Sharon's office which considers the reopening of the Kirkuk to Haifa pipeline as a benefit to which Israel is entitled for its unqualified support of the U.S. in Iraq.

According to the same reports, diplomatic sources in Jerusalem revealed that, following the release of information concerning the possible reconstruction of the Kirkuk-Haifa line, the Turks made it clear to the Israeli Foreign Ministry and the Prime Minister's Office that, if the Iraqi oil flowed to Haifa and the Turkish port to which the oil currently flows is bypassed, Turkey would consider such step as a mortal blow to the bilateral commercial relations between Israel and Turkey could not let the matter pass without responding appropriately.

Israel Infrastructures Minister Peritzsky said that he would discuss the project with the U.S. Secretary of Energy during his upcoming visit to Washington. Peritzsky added that the ability to move forward with the project was subject to Jordan's agreement and he foresaw significant problems in obtaining Jordanian agreement because of inter-Arab political considerations.

August 19-21, 2003 - The Decision to Prefer EMG (Egyptian) to BG (Palestinian) Gas as Israel's Second Source: In, Around & After - The Fallout.

EMG Partner and Mubarak Confidant, Hussein Salam, in Last Minute Trip to Israel. Salam in meeting with senior IEC officials attended by the Egyptian consul in Israel, confirms that Egypt has made a strategic decision to supply natural gas to Israel. Salam added that Mubarak considered the Memorandum of Understanding ("MOU") signed between EMG and IEC following EMG's winning the IEC tender to purchase gas as a legally and commercially binding document. Salam's message presented by IEC Chairman, Eli Landau, to Sharon and Peritzsky. Persons close to Sharon confirmed that this message was the basis for Sharon's decision to prefer EMG to BG as Israel's second supplier of natural gas.

The Egyptian undertaking is to supply to Israel up to 7 BCM (247 Bcf) of natural gas annually, up to a total of 120 BCM (4.24 Tcf), for 20 years. This is three times as much gas as discovered in the off-shore Israeli fields.

Under the MOU the gas would be priced at between $2 and $2.40 per Mcf. IEC Chairman Landau told Sharon and Peritzsky that IEC considered the MOU with EMG as legally binding notwithstanding the two year delay by the Egyptians since its signing. The Egyptians blamed the delay on Israel's delay in establishing the Israeli internal pipeline system and on the political situation.

Yossi Maimon, EMG's Israeli Partner, Sends Confidential Letter Commitment to Sharon, Netanyahu and Peritzsky the day before their critical meeting. Maimon committed that the Egyptians would sell gas to Israel at the price first proposed 2-1/2 years ago, which price was the basis for EMG being declared the winner of the IEC tender. (Yam Tethys originally proposed a higher price which it later reduced to the price proposed by EMG). Maimon confirmed that the Egyptians were willing to immediately commence final negotiations with IEC looking to signing final documents within 45-60 days. He said that Egyptian's decision to sell up to 7 BCM a year for 20 years, with an option to extend for an additional 20 years, was irreversible. According to Maimon, the Egyptians instructed EMG to commence work on the 130-150 km El Arish (Sinai) - Ashdod/Ashkelon (Israel) offshore pipeline at estimated cost of $300 mm as soon as possible so as to enable first deliveries to be made 18 months following the signing of a contract with IEC. Maimon added that following Salam's visit to Israel, contacts were reopened with European Bank of Finance which, following its receipt of the EMG feasibility study, reconfirmed its intent to lead the project's financing. Maimon concluded his letter by reiterating his warnings about the inability to control the use of the funds if the project was awarded to BG and the Palestinians.

Chairman of Knesset Economics Committee, Shalom Simchon (Labor), Strongly Criticizes Decision to Prefer Egyptian over Palestinian Gas. . Simchon stated that a golden opportunity to open mutually beneficial business and economic relations with the Palestinians on which the peace process could build was lost. He pointed out that, while the Egyptians had won the IEC tender over two years ago, they had done nothing to exercise their rights and he was concerned that the past experience would just repeat itself, leaving Yam Tethys in a monopoly position and causing Israel to unreasonably deplete its limited energy reserves. Simchon's position on the issue is important as the Economies Committee has parliamentary responsibility for the Natural Gas Project.

Ministry of Energy Officials Fear Crisis in Relations with Tony Blair. . They report that, over the last several months, Blair put substantial pressure on Sharon to purchase gas from BG, noting that it would strengthen the relations between Israel and England. In a letter sent to Sharon three weeks ago, Blair thanked Sharon for his support of the BG project in November 2001 and, in light of the upcoming decision on the matter, reiterated the British government's encouragement of BG's continued investment in the Israeli natural gas market. Given Sharon's security concerns, Blair confirmed that BG would have full operational control of the project and that the British government would assist in any way requested by the parties. Blair concluded his letter by expressing his hope for a favorable decision.

Palestinians Fear that BG Will Cease Development of the Gas Fields. . Palestinians involved in the natural gas sector expressed concern that the Israeli decision to buy Egyptian gas will be a mortal blow to the Palestinian gas industry. In the past BG declared that it would continue to develop the off-shore Gaza fields only if there was a proven market for the gas. As the Palestinian market is not in a position to accommodate all gas from the fields, without Israeli agreement to buy the gas, it is almost certain that the whole project will be halted. The Palestinians claim that the decision is purely political and has no business justification. They say that if IEC were a private, non-government company, there is no doubt it would prefer Palestinian gas. They feel the decision was taken to increase economic pressure on the Palestinian Authority and take strong issue with the Israeli claim that the monies from the sale of the gas would be used to fund terrorist activities. At the same time, the Palestinians feel that the last word has not yet been spoken, as significant international interests are involved and George Bush and Tony Blair may well pressure Sharon to change his mind.

Infrastructures Minister Peritzsky Orders IEC to Stop Negotiations with Yam Tethys to Increase Gas Purchases. . Minister Peritzsky orders IEC to freeze discussions recently commenced with Yam Tethys to increase the amounts of gas to be purchased by IEC from the consortium (see item at July 17, 2003) beyond those originally committed. Peritzsky said he ordered the freeze until the identity of the second supplier of natural gas was finally established. Yam Tethys is scheduled to commence deliveries to IEC in the coming months, while the earliest gas from a second source can be available is 18 months from now. Peritzsky disclosed that an increase of up to 7 BCM (247 Bcf) was being discussed - 3 BCM (106 Bcf) to cover the 18 month bridge period before the second supplier comes on line and the rest to be spread over the 11 year term of Yam Tethys contract with IEC.

Egyptian Natural Gas - Export to Neighbors and to Spain and France. Over the past several years Egypt has pressed marketing its gas throughout the world. According to reports, while the Israeli decision to purchase Egyptian gas is important for the Egyptian natural gas economy, for a long time Egypt has not limited its search for potential markets to the region. Egypt has proved gas reserves of 1,500 BCM (53 Tcf) and probable reserves of an additional 3,000 BCM (106 Tcf). In July the Egyptian-Jordanian pipeline was commissioned, which in the future is planned to be extended into Syria and Lebanon. Simultaneously, LNG projects for export of Egyptian gas to France and Spain are moving forward, with a major LNG plant to be constructed at Damietta on Egypt's Mediterranean coast at a budgeted cost of some $1.3 million. Egypt is also encouraging the increase in local use of natural gas in order to release local oil resources for export.

Ha'aretz, One of Israel's Leading Newspapers, Calls the Decision to Buy Egyptian Gas "Enigmatic". . In a lead editorial, Ha'aretz called Sharon's decision to purchase Egyptian gas "incomprehensible, enigmatic and patently mistaken." The paper noted that the decision was taken over the opposition of the Minister of National Infrastructures and the Ministry of Finance. The editorial noted that there were very few reasons to sign an agreement with EMG following EMG's two year delay in moving the project forward. Egypt's very cool relations towards Israel generally and its marked indifference in all matters concerning economic relations, the editoral argued, did not entitle them to any prize, particularly in light of their laying of the gas pipeline to Jordan following a course showing a demonstrable lack of interest in the Israeli market. On the other hand, the editors point out, there are many reasons favoring an agreement with BG: Israel should be interested in the reconstruction of the Palestinian economy; control of the production facilities would be in the hands of a major international British company; the flow of royalties due the Palestinians would be subject to outside supervision; and the British Prime Minister clearly expressed a desire that BG participate in the Israeli gas market. The editorial concludes: "In these circumstances the Prime Minister's decision casts a strong shadow on his exercise of his discretion."

August 19, 2003 - SHARON DECIDES : EGYPTIAN GAS.. BUT DECISION TO BE REVISITED IF NO PROGRESS WITHIN MONTH OR TWO.

In a meeting yesterday evening with the Minister of National Infrastructures, Director General of the Finance Ministry and the Chairman and Managing Director of IEC, Prime Minister Sharon decided that the Israeli - Egyptian pipeline partnership EMG would be the second supplier of natural gas to Israel with the gas to come from the Egyptian off-shore fields. Sharon, reportedly based his decision to prefer Egyptian gas over the Palestinian gas from British Gas' off-shore Gaza fields, notwithstanding opposition of both Infrastructures Minister Peritzsky and Finance Ministry Director General Marani, based on representations by IEC Chairman Landau that a representative of the Egyptian government said that Egypt would by ready to enter into negotiations with IEC within 10 - 12 days towards signature of a gas supply contract and that Egypt would stand behind its commitment to guarantee the supply of gas given in 2001 in the context of EMG's having won the IEC tender together with Yam Tethys.

Prime Minister Sharon also decided that, if in the near future it developed that the Egyptians were not prepared to meet their commitments to sell gas to Israel and continued their stalling tactics of the past two-and-a-half years, the matter would be reopened.

Senior officials in the Ministry of National Infrastructures were sceptical about Egypt's intentions in light of the experience of the two years since EMG won the tender, given the political difficulties Egypt could be expected to face if it cut the Palestinians out of the picture and based on the fact that Egypt just opened the Israel by-pass pipeline under the Gulf of Aqaba to Jordan. (See item at July 17, 2003).

Minister Peritzsky on the other hand stated that it is important that a decision was taken and it is important that the decision be implemented quickly. Peritzsky added that if it develops within the coming month or two that the Egyptians are not serious in their intention to sell Israel gas, he will demand that the decision be reconsidered.

August 17, 2003 - Merhav: Egypt Confirmed Commitment to Supply Gas to Israel.

Merhav, the Israeli partner, in EMG, the Egyptian - Israeli gas pipeline which was co-winner, together with Yam Tethys, of IEC's gas purchase tender in 2001, announced that the Egyptian government confirmed its commitment to supply gas to Israel. Merhav added that the gas could reach IEC's power plants 18 months after the signing of a gas supply contract.

EMG won the tender to supply IEC 1.8 BCM (63.54 Bcf) of natural gas annually for 11 years. In In support of EMG's bid, the Egyptian government committed to EMG that it would guarantee the supply to Israel through EMG of up to 7 BCM (247 Bcf) annually for 20 years. It has been widely reported though that Egypt had retreated from its commitment.

British Gas (BG), which has invested more than $3 billion in the Egyptian energy sector, has claimed that Egypt has told it that Egypt would not supply gas to Israel before Israel bought Palestinian gas through BG. Merhav claims that EMG gas would be available in half the time it would take to develop BG's field off-shore Gaza, estimated to be 36 months.

A meeting is scheduled this week with the participation of Prime Minister Sharon and Ministers Natanyahu and Pertizsky at which the identity of Israel's second supplier of natural gas may be decided.

August 15, 2003 - Isramco to Spud the Nir-2 Off-Shore Gas Appraisal Well Next Month.

The Isramco consortium announced that it would spud the 2000 meter Nir-2 appraisal well located in the Mediterannean 17 km west of Ashkelon at the beginning of September. The well will be drilled by the Atwood Hunter which drilled the recently abandoned Hannah-1 well for the Yam Tethys group.

The Nir-2 is intended to confirm the results of the Nir-1 well drilled in 2000 which indicated the existence of a natural gas reservoir containing between 5 - 6 BCM (177 - 212 Bcf) of producible gas and establish a flow rate. If the reservoir is confirmed, the Nir-2 well will serve as a production well.

It has been reported that, if the Nir-2 well is successful, Isramco will commence negotiations with IEC to sell it gas from the field. The commercial terms of any contract are expected to be those agreed to between IEC and Yam Tethys and it is expected that the gas would reach shore through Yam Tethys's production system.

The Isramco group also recently completed plans to drill an off-shore oil well opposite the Nitzanim coast. The well is planned to the Jurassic formation at a depth of 5,700 meters, one of the deepest wells ever drilled in Israel. It is currently anticipated that the well will be commenced in the first half of 2004 at an estimated cost of $25 million.

August 15, 2003 - Israeli Partners Demand that BG Be Required to Drill a Well in Israeli Waters - as Condition for Buying BG's Gaza Gas.

Several of BG's Israeli partners in the Israeli off-shore Gal-B (Tamar) license have announced that they intend to request the Prime Minister, the Finance Minister and the Minister of Infrastructures condition Israel's approval of BG as the second supplier of natural gas to IEC on BG's drilling a well on its Israeli License in the near future.

A senior representative of BG's Israeli partners said yesterday that BG has not itself drilled a single well in Israel even though seismic studies indicate that in the License area held by BG there is a potential to discover natural gas in volumes estimated as 70 - 80 BCM (2.5 - 2.8 Tcf). The representative noted that the volume of gas discovered to date off-shore Israel (40 BCM) together with the reserves discovered off Gaza (40 BCM) will not suffice to supply Israel's natural gas requirements for the next 30 years and that it was necessary to find additional gas. He concluded that in these circumstances BG should be required to drill a well in Israel as a condition for Israel's buying gas from Gaza. He noted that BG's investment in the well would be between $15 - $20 million, while it is estimated that BG's revenues from the sale of Palestinian gas to Israel would be billions of dollars.

BG holds 25% of the off-shore licenses. It's Israeli partners include Isramco, Dor Chemicals, Dor Gas, Clal and Steinmetz-Langosky. 39% of the rights were recently returned to BG and BG is attempting to find additional international exploration companies to participate in the venture, so far unsuccessfully.

August 13, 2003 - Sharon and Peritzsky to Meet: BG Expects Sharon to Instruct IEC to Open Gas Purchase Negotiations - Sharon Denies that Promised Blair to Buy Palestinian Gas from BG.

Prime Minister Sharon will meet with Infrastructures Minister Peritzsky and senior IEC officers next week to determine whether to buy natural gas from the fields discovered by British Gas off-shore Gaza.

Tim Probes, BG Vice-President for International Operations, announced that he was optimistic on the outcome of negotiations with the Israeli government and BG anticipated that Sharon would instruct IEC to open negotiations with BG to purchase gas from its Gaza fields, thus enabling BG to become Israel's second supplier of natural gas. BG would like to sell to Israel about $150 million of gas (1.5 - 2 BCM) a year and claims that in a meeting in June, Prime Minister Sharon promised Prime Minister Tony Blair to stand by prior committments to purchase gas from BG. BG says that Blair is waiting for a clear answer from Sharon on whether and when he will approve the purchase.

Following BG's announcement Sharon denied that he promised Blair to purchase Palestinian gas from BG. According to Prime Minister Sharon's office, the Prime Minster told Blair only that the matter would be brought to the Israeli government for consideration.

Infrastructures Minister Peritzsky supports buying gas from BG because of the cost, the terms of supply and the willingness of BG to guarantee the supply. IEC is divided on the issue, with Chairman Eli Landau opposed and Managing Director Jacob Razon in favor.

August 5, 2003 - Questions Raised about BG's Delay in Drilling in Israeli Waters while Pressing to sell Its Palestinian Gas to Israel.

Articles in the Israeli press raise questions about British Gas' attempts to promote its off-shore Gaza gas as the second source of supply for the Israeli market. The articles point out that BG has held several exploration licenses for Israeli off-shore acreage for about 4 1/2 years. However, notwithstanding its commitments BG has yet to drill a single well in Israeli waters. According to the reports, government sources have expressed the opinion that since BG has discovered gas off-shore Gaza, it has avoided drilling in Israeli waters being concerned that a discovery on its Israeli licenses will diminish, if not render impossible, its ability to sell its Palestinian gas to Israel.

The articles demand that BG explain why it does not commence drilling on its Israeli licenses and that the Israeli authorities make clear to BG that they will not discuss purchase of BG's Gaza gas until such time as BG drills at least one exploratory well in Israeli waters. BG currently has identified two drilling prospects in its Israeli license areas, the most promising being in the Tamar (formerly Gal B) license about 100 km west of Haifa. Studies conducted by BG indicate that the Tamar prospect may contain reserves greater than combined Israeli and Gaza discoveries to date.

August 4, 2003 - Israeli Infrastructure Ministry, Palestinian Authority and BG to Advance Sale of Palestinian Gas to Israel.

It is reported that, at a meeting in Jerusalem yesterday, the Israeli Minister of National Infrastructures, Yossi Peritzsky, the Palestinian Minister of Energy, Azam Asawah, and the manager of BG's Middle Eastern operations, Tim Proves, agreed to advance the sale of Palestinian gas to Israel. It was also agreed that the Israeli Ministry of Infastructures and BG would establish a working committee to develop a proposal for presentation to Prime Minister Sharon under which BG would be Israel's second supplier of natural gas. BG is interested in selling gas to Israel and has offered to guarantee that it will supply Israel with as much gas as it requires. The Palestinians have committed to complete transparency concerning all monies received from BG for gas sold to Israel and all royalties paid to it by BG. In the meeting it was agreed that all monies paid for Gaza gas be transferred through an Israeli bank account under Israeli supervision. BG's representative told the meeting that the Egyptians had informed BG that they would not sell gas to Israel before Israel purchased gas from the Palestinians.

August 3, 2003 - Avi Dotan to Be Managing Director of Israel Gas Company

It was announced that Avi Dotan, Managing Director of Pi-Glilot Company will be appointed as the first Managing Director of the Israel Gas Company (IGC). Pi-Glilot, the owner and operator of Israel's largest petroleum and LPG tank farm complex in Israel is a joint venture of the three largest fuel marketing companies and the Israeli government-owned Petroleum and Energy Infrastructures Company which owns and operates the Israeli national network of product pipelines. Prior to being appointed Managing Director of Pi-Glilot, Dotan was Managing Director of Petroleum and Energy Infrastructures. His appointment as the first Managing Director of IGC was supported by both Minister of National Infrastructures Peritzsky and Minister of Finance Netanyahu and is considered particularly appropriate given Dotan's experience in the development of major infrastructure projects having both government and private sector involvement. IGC will be responsible for planning of Israel's national natural gas project, acquisition of rights of way, supervision of the system's construction, formulation of the regulatory framework to ensure competition in the natural gas sector and choice and retention of the entities to be responsible for the system's operation in the future.

July 31, 2003 - Givot Olam Announces Result of Tests

In a release to the Tel Aviv Stock Exchange, Givot Olam had the following to say about the most recent tests on the Meged 4 well (located approximately 10 miles southeast of Zion's Joseph Prospect):

"The General Partner announces the results of the tests run on the upper 20 meter section of interval A of the Mohilla formation as referenced in the prior immediate releases, as follows:

In order to perform the test, 42 barrels of acid and 135 barrles of salt water were injected into the formation. In the course of the test 133 barrels of liquids flowed from the formation. These consisted of 55 barrels of oil (together with an unmeasured amount of gas) and between 6 and 14 barrels of formation water. In addition between 63 and 71 barrels of salt water injected into the formation were recovered.

A test was also performed on the upper interval B of the Mohilla formation. Only formation water was recovered from the interval. There will now be a temporary cessation of activity at the drill site prior to the next stage of tests.

In the General Partner's estimation based on its findings to date, the section of the Mohilla A interval which was tested is an oil saturated zone and that the well should be considered a potentially productive oil well.

The General Partner is continuing to analyze the results in order to test whether it is possible to achieve commercial production for this well and what steps will be necessary to achieve this result. In light of the findings to date as to the quality of the reservoir, it appears that even if it will be possible to achieve commercial production, such result will only be achievable through special procedures customary in the world. For this purpose, it is the General Partner's intention to consider continued operations in one of the two ways: one is to conduct a FRAC (the creation of man-made fractures in the reservoir); or alternatively, the drilling of a horizontal well. The purpose of each of these operations is to improve the permeability of the reservoir and so improve the flow rates."

July 30, 2003 - Knesset Amends Natural Gas Law - National Gas Project Can Proceed.

The Knesset Plenary approved in Second and Third Readings the amendment to the Natural Gas Sector Law permitting the Israeli natural gas transportation system and regional distribution grids to be constructed and operated by government owned companies if no qualified private sector companies are available. The law also permits the government company responsible for the project to award contracts through a closed tender procedure or, in appropriate cases, without tender, thus avoiding the delays and other problems endemic in the open tender system which would otherwise bind the newly created Israel Gas Company and other government companies that might be involved in the project and further delay the project. (See items July 23 and July 16, 2003.)

July 29, 2003 - Agreement to Segregate and Privatize the Oil Refineries is Progressing.

It is reported that, after several years of on again-off again negotiations between the Israeli government (74% owner) and the Israel Corporation (26% owner) to unwind their partnership and privatize Oil Refineries Ltd. (ORL), it appears that an agreed plan of action is in the final stages of negotiation. According to the reports, the Ashdod refinery would be spun off into a separate company wholly owned by the government in consideration for which the Israel Corporation would proportionately increase its holdings in the Haifa refineries. (The Haifa refineries are two to three times larger than the Ashdod refineries.)

Following the legal segregation of the plants, the reports reveal that the government would sell the Ashdod refinery to a strategic investor. In this connection, it has been reported that one of the Israeli fuel marketing companies has expressed interest in purchasing the Ashdod plant.

The Haifa plant would then be floated by the government on the Tel-Aviv Stock Exchange with the Israel Corporation's shares being pruchased by the government following the floatation.

The reports note that the current schedule calls for the transactions to be completed in the course of 2004.

The above has been confirmed by sources in the Ministry of National Infrastructures. The Ministry of Finance refused comment and the Israel Corporation stated that no agreement had yet been reached with the government.

July 28, 2003 - Consultant says Israel Needs New Supplies of Natural Gas Quickly

In an analysis of Israel's new natural gas market appearing in Ha'aretz, Israel's premier daily newspaper, Dr. Amit Mor, a leading expert in and consultant to the Israeli energy markets, emphasized the following points:

  Israel's major industrial sectors are desperately awaiting the arrival of natural gas.
  Power plants, major industrial and commercial centers, the Dead Sea Works in Sodom, the steel center in Acre, large and small plants, bakeries, kibbutzes, hotels and hospitals have all shown interest in switching to natural gas.
  New neighnorhoods and settlements will be able to use natural gas upon connecting into the national gas transportation grid.
  To date about 40 BCM (1.4 Tcf) of natural gas reserves have been found in Israel.
  Reserves of 45 - 50 BCM (1.6 - 1.8 Tcf) have been discovered off Gaza.
  Egypt has reserves of approximately 1,500 BCM (53 Tcf) with an annual consumption of 30 BCM (1.1 Tcf) growing at an annual rate of 15% - 20%. Egypt has also started selling gas to Jordan through a pipeline which bypasses Israel and is opening new markets for its gas in Europe and the U.S. to supply which Egypt is building two LNG plants on its Meditaranean coast.
  Over the coming 20 years Israel's demand for natural gas is estimated at 200 - 250 BCM (7.1 - 8.8 Tcf). During this same period Israel's electricity needs are expected to double with most to the new power plants to be gas fired. Over the long run, natural gas is expected to account for about a third of Israel's fuel basket.
  Given this picture, Israel's current reserves will suffice for start up requirements over the initial period of natural gas use in Israel only.
  In order to meet the high demand for natural gas, avoid increasing Israel's dependence on more highly polluting fuel sources, while saving some $300MM of additional costs annually and keeping natural gas prices low, it is important to enter into gas purchase contracts with additional suppliers for the supply of both Egyptian and Gazan gas, otherwise this gas will find other markets.
  Following the establishment of the necessary infrastructure, there will be room for additional suppliers - foreign and local, with the hope that until then additional gas fields will be discovered in Israel.

July 24, 2003 - Ginko Accounces Plans for Shallow Drilling Program in the Ein Gedi Area at the Dead Sea.

Ginko Oil Exploration, a new company in the petroleum exploration business which holds a Preliminary Permit for pre-drilling exploration activities in the Dead Sea and adjacent areas, announced that it intended to initiate in the near future a shallow well drilling program in the Ein Gedi oasis on the Dead Sea coast. The company announced that it was in the final stages of a survey that it has been conducting over the past year in the Dead Sea area and was planning to commence a strategraphic well in about two months. According to Ginko, its seismic survey resulted in the unexpected finding that there were potential petroleum traps in the Ein Gedi Area at depths shallower than in the southern portion of the Dead Sea basin which has seen significant exploration activity in the past.

July 24, 2003 - Knesset Committee Approves Amendment of Natural Gas Law.

The Knesset Economics Committee approved a mark-up of the Government's proposed amendment to the Natural Gas Sector Law, returning it to the plenary for final approval next week. Adoption of the amendment will authorize the establishment of the Israel Gas Company (IGC) and the implementation of the government's revised plan for the construction and operation of the Israel natural national gas system. (See items at July 23 and July 16.) Industry sources said that it was possible that in addition to having the Israel Electric Company (IEC) build the off-shore segment of the system, it was possible that, in the interest of time, the new company would ask Yam Tethys consortium to construct certain onshore segments of the system. Representatives of GAZROM made a presentation to the Committee, offering to sell Russian gas to Israel and build the onshore segments of the planned pipe-line system. (See item at July 14.)

July 24, 2003 - Minister Peritzsky Objects to Increasing the Government Take from Oil and Gas Production.

In anticipation of the September commencement natrual gas sales to IEC, Infrastructures Minister Joseph Peritzsky announced his objection to increasing the royalty rate paid by natural gas producers to the government. Minister Peritzsky stated that increasing the government take at this time would damage the petroleum exploration industry, which is cuurently in the throes of a crisis following the failure of all wells drilled since June 2000. In response to an inquiry, a senior Finance Ministery official said that the Finance Ministry had not retreated from its position that the current Israeli royalty rate of 121/2% is not relevant and is lower than customary in the world. The Knesset rejected in late 2002 a proposal by the Ministry of Finance to increase the government royalty up to 50% of income from production. At the time the Finance Ministry said that it would resubmit the proposal in the context of updating the Petroleum Law; but to date the matter has not again been raised.

July 24, 2003 - Isramco Receives 60 - Day Notice to Cure.

Isramco announced that it received a 60 day notice to cure its failures to meet its work program commitments on its off-shore Shira license. The Isramco consortium was to have signed a drilling contract by July 1, 2003 and was required to spud a well on the license by Sept. 1, 2003. The license's termination date is currently December 12, 2003. If the Isramco consortium does not cure its default and subject to Isramco's right of appeal to the Ministry of Infrastructures, the Shira License will terminate on Sept. 23, 2003.

July 23, 2003 - Israeli Government Establishes "Israel Gas Company".

The Israeli Government incorporated the Israel Gas Company (IGC) as a new government company to plan and supervise the construction and operation of the natural gas project. The company's initial budget has been set at about $1.2 MM to be financed by the Ministry of Finance. The new company will also supervise the construction of the 100 km off-shore portion of the transportation system to be built by the Israel Electric Company.

July 22, 2003 - Meged 4 - Givot Olam Prepares for an Acid Stimulation Test.

Givot Olam announced that the Israeli Geological Institute completed its analysis of the 18 barrels of liquids retrieved from the upper 20 meter section of the interval first tested on July 10, 2003. The 18 barrels included 4 - 5 barrels of light oil and some gas. From the analysis of the Geological Institute it developed that the oil produced shows a formation water contamination of 25% - 30%. Givot Olam plans to run an acid stimulation test over a 10-day period commencing July 29.

July 21, 2003 - Peritzsky Conducts Hearing on Termination of Yam Tethys Exploration Licenses.

Infrastructures Minister Peritzsky conducted a hearing on an appeal from the decision of the Israeli Petroleum Commissioner to terminate 4 off-shore exploration licenses held by the Yam Tethys consortium. The licenses, known as Maya A, B, C and D cover an area of 1,600 square kilometers between 50 - 100 km off the Hadera coast. Under the license terms, Yam Tethys was to have conducted 2 test wells to a depth of 2,500 meters during the initial 3 year term of the licenses. These conditions were not met, but on Yam Tethys' application, the Commission extended the liceses through July 9, 2002 and then again to July 8, 2004 on condition that Yam Tethys comply with its committed work program. Following Yam Tethys' request for a third extension notwithstanding its continued failure to meet its work commitments, on January 29, 2003, the Commissioner gave Yam Tethys 60 days notice to comply or lose the licenses. Yam Tethys appealed to the Minister claiming the Commissioner's ruling was unreasonable and that the Commissioner discriminated against them in comparison with other licensees to whom extensions were granted.

July 21, 2003 - Tender to Plan Gas Distribution Systems Awarded.

The Natural Gas Commission announced that the contract for planning the natural gas distribution system to industrial and large commercial users was awarded to Yanai Information Resources and A.B. Planning Ltd., together with the Dutch company Gastech. The value of the contract is about $290,000. The project is intended to identify potential industrial and large commerical users of natrual gas in Israel and plan the regional gas distribution networks to be connected to the national gas transportation system.

July 21, 2003 - BG Offers to Construct a $120MM Gas Processing Plant in Ashkelon.

It was reported that British Gas (BG) offered to construct a gas processing plant in Ashkelon at a cost of $120MM to process natural gas from the off-shore Palestinian Marine field. The plant would be part of a $400MM production and transportation system planned to be installed by BG to bring gas from its Marine field to Ashkelon. BG intends also to invest $100MM as its participation in the establishing of the Israeli natural gas infrastructure. These investments are conditioned on the Israeli government's decision to chose BG as the second supplier of natural gas. Prime Minister Sharon continues to object to the purchase of Palestinian gas from BG, through he recently promised Prime Minister Blair that the Israeli government would consider purchase of the gas at some point. In a letter sent last week to the members of the Knesset, BG warned that, while there was a possibility that more Israeli gas would be discovered, the chances "were small and did not justify delaying the available quantities of gas being offered to Israel by British Gas."

July 17, 2003 - Modi'in Exploration License Terminated.

The Petroleum Commission terminated Exploration License 302/"Modi'in" effective as of June 6, 2003, approximately 4 months prior to its scheduled termination date due to failure of the licensee, Granit - Sonol Oil & Gas L.P., to meet its work program. The license was an onshore license covering 100,000 acres located south of Givot Olam's Rosh Haayim license.

July 17, 2003 - Israel Electric Company and Yam Tethys Open Negotiations for Additional Gas Purchases.

The IEC Board of Directors confirmed that it had commenced negotiations with the Yam Tethys consortium to increase the amounts of natural gas that it would buy from Yam Tethys by up to one-third until a second supplier of natural gas entered the market. The current contract calls for IEC to purchase 18 BCM (603 Bcf) over an 11 year period. First deliveries of gas from Yam Tethys' off-shore field to IEC's "Eshkol" power plant in Ashdod are scheduled for October 2003. Industry experts claim that commencement of negotiations between IEC and Yam Tethys neutralizes British Gas' attempts to sell gas from its fields off-shore Gaza to Israel.

July 17, 2003 - The "Israel Bypass" Gas Pipeline from Taba to Aqaba Set to Open July 24.

The natural gas pipeline connecting Taba in the Sinai to Aqaba in Jordan is scheduled to be opened on July 24 with official ceremonies attended by the President of Egypt and King of Jordan. The pipeline originates in El Arish, crosses the Sinai to Taba, just over the Egyptian border from Eilat, and then under the Gulf of Aqaba to Aqaba in Jordan, bypassing Israel. The pipeline is intended to transport natural gas from the Egyptian gas fields to Jordan and from there overland to Syria, Lebanon and by an underwater link to Cyprus. The pipeline is expected to reach the Jordanian petro-chemical plants at the Dead Sea in 2005 (before the Israeli Dead Sea plants are tied into the planned Israeli pipeline), the Syrian port of Banias and the El-Zaharani refinery in Lebanon in 2006 and Cyprus in 2007. Egypt is also planning LNG sales to Europe and is in the process of building an LNG liquifaction plant on its Mediteranean coast.

July 16, 2003 - Israeli Economic Cabinet Approves Final Structure of National Natural Gas Project.

After more than a year of bickering and political infighting, decisions, counter-decisions and non-decisions, as well as pressures and counter-pressures by all manner of interested parties following the failure of the international tender for the Israeli National Natural Gas Transportation System, the Israeli Economic Cabinet approved a plan for building and operating the system sponsored jointly by the Minister of National Infrastructures (Joseph Peritzsky) and the Minister of Finance (Benjamin Netanyahu). Under the plan:

  The Israeli Government and the Israel Electric Company (IEC) would enter into a contract by Sept. 1, 2003 pursuant to which IEC would construct on behalf of the government the offshore pipeline from Ashdod to Dor Beach (near Zichron Ya'acov) and the onshore portion of the pipeline from Dor Beach to the Hagit power station on the Carmel range.
  The pipeline would be owned by the government.
  A new government company would be established to act as a mangement and planning company for the project and pipeline system. This new company would acquire the rights-of-way and permits necessary to construct the system, would set the system's operating standards and procedures, and supervise IEC and other third party contractors.
  The new government project management company would contract with an international gas company to supervise the construction of the system.
  Construction of additional portions of the pipeline network (the onshore network, other than the Dor-Hagit portion) would await the entry into gas purchase contracts with additional suppliers for quantities of gas that would justify expanding the network.
  Construction of the pipeline system, estimated at between $350 - $400MM would be financed by tarrifs paid by users of the system.
An amendment to the Natural Gas Sector Law of 1992 to authorize the establishment of new government company and permit IEC to build the offshore and Hagit tie portions of the pipeline was approved by the Knesset plenary and sent to the Knesset Economic Committee for preparation for the Second and Third Readings on July 15.

July 14, 2003 - Financing of 80MW Combined-Cycle Cogen IPP in Ashkelon Signed.

The Israeli Ministry of Finance, Bank Leumi and a consortium building an 80MW natural gas-fired combined cycle cogeneration power plant in connection with 100MM cubic meter desalinization plant being built south of Ashkelon signed an agreement to finance the construction of the power plant, which is budgeted at a total investment of $71MM. 56MW of the IPP's generating capacity will be sold to the desalinization plant and the rest will be sold to private users of electricity. The gas will be supplied by Yam Tethys from its off-shore Mari field. The plant will be constructed and operated by Siemans and is scheduled to come on line 27 months following the closing of the financing. Issues concerning construction and financing of the pipeline necessary to transport the gas from the Mari field to the new power have still to be resolved. The cost of the pipeline is estimated at $20MM. (See item July 13, 2003.)

July 14, 2003 - Infrastructures Ministry Announces Reassessment of Oil and Gas Exploration Activities.

Following the abandonment of the Hannah-1 off-shore well, Dr. Y. Druckman, the Israeli Petroleum Commissioner, announced the need to reassess the preliminary estimates of potential Israeli reserves of natural gas. Great hopes were pinned on the well following the failure to discover any new gas fields in Israel since 2000. Dr. Druckman said that notwithstanding the well's failure, the Ministry of National Infrastructures does not intend to issue additional exploration licenses off-shore Israel. The issuance of off-shore licenses was frozen 3 years ago following the discovery of the giant Mari field off-shore Ashkelon. The freeze relates to about 60% of Israel's off-shore acreage. Dr. Druckman said that the failure of one gas well is not the end of the road and there are several additional off-shore prospects that have not yet been drilled which have a potential of doubling the Israeli reserves of natural gas.

July 14, 2003 - Yam Tethys Recruiting Israeli Workers.

The Yam Tethys group started recruiting Israeli workers for its natural gas project to replace the foreign workers who have been operating the natural gas production platform off Ashkelon. About 650 workers are currently employed in the project and the consortium plans to complete qualification of Israeli workers to operate the project within two months, subject to the approval of the American operator of the project, Samedan Inc. A spokesman of the Israeli partners in the project said that their purpose is to involve as many Israelis as possible in the project to ensure that the operation of the project will be in Israeli hands.

July 13, 2003 - Preliminary Test Results on Meged-4 Yields One Barrel of Light Oil and 31 Barrels of Water.

Givot Olam--Announcements to Tel Aviv Stock Exchange on July 13, 2003 (translations): Immediate Report - Meged 4 In the course of the first stage of the program to investigate the well pressures and fluids, on July 10, 2003, there were produced from the Meged 4 well 32 barrels of formation fluids which included one barrel of light oil (lighter than that found in the Meged 2 well) and 31 barrels of formation water. The water and oil reached the surface mixed together. Notwithstanding, the General Partner's appraisal is that the water and the oil originate from separate reservoirs. This appraisal requires confirmation by an additional test. The original test was conducted on a 126 meter interval. It has been decided to conduct an additional test on the upper section (about 20 meters) of the interval tested on July 10, 2003. It is estimated that the additional test will be conducted in the coming week. Clarification of Immediate Report Meged 4

Further to the Immediate Report given today, at the request of the Stock Exchange, set forth below are additional clarifications.

The General Partner did not expect to find formation water in this test. Nothwithstanding, at this stage the General Partner does not yet know from where the water produced in the test came. In order to reach conclusions in this matter, a more detailed interpretation of the existing information and the new information that is likely to be received from additional tests is required.

The fact that light oil was produced in the course of the test indicates a potential oil reservoir in the tested interval. On the other hand, the fact that a large quantity of formation water was produced in the course of the test makes it difficult to identify and separate the oil reservoir and the water reservoir. A more detailed interpretation of the existing data and the new data to be received from future tests will help in reaching the conclusion as to whether it is possible to isolate the oil reservoir. Reduction of the interval to be tested to the upper 20 meters (of the 126 meters in which the test was conducted) stems from the fact that oil is lighter than water and, thus, the fact that water was found in the 126 meter interval does not necessarily mean that the same result will be reached on testing of the upper section of the interval. In light of this, if the appraisal of the General Partner that the oil produced in the test conducted on July 10, 2003 is from a separate reservoir than the water reservoir proves to be correct then there is a better chance to locate this reservoir in the upper section of the tested interval.

July 13, 2003 - Dispute on Construction of Pipeline to Supply Gas to Ashkelon Desalinization Plant Threatens to Delay Desalinization.

The chairman of the Israeli partners of the Yam Tethys group charged that the construction of the desalinization plant south of Ashkelon was threatened with delay, because the government had not yet decided who would be responsible for financing and constructing the gas pipeline from Yam Tethys' off-shore Mari gas field to Ashkelon. The cost of the 24 km pipeline is estimated at $20MM. Yam Tethys claims that, following the government's decision to require Yam Tethys to change the landfall of its main pipeline to Ashdod from initially planned Ashkelon, the government should bear the cost of building a second pipeline to Ashkelon. The spokesman said, though, that Yam Tethys might decide to construct the pipeline itself in order not to delay the scheduled commencement of the desalinization plant at the beginning of 2005.

July 14, 2003 - GAZPROM Renews Proposal to Supply Russian Gas to Israel via Off-Shore Pipeline from Turkey.

It was reported that the Russian natural gas company GAZPROM and the U.S. consulting and accounting firm Grant Thornton submitted a proposal to the Israeli Ministers of National Infrastructures and Finance for an energy agreement between Russia and Israel, with American and Turkish participation. According to the proposal, GAZPROM would build an off-shore pipeline from southern Turkey to Haifa and would commit to supplying gas over a 30 year period at a price compeittive with the Yam Tethys price and those offered by Merhav (Egyptian gas) and British Gas (Gaza gas). As part of its proposal, GAZPROM offered to construct, finance and operate the natural gas transportation infrastructure in Israel for a 10 year period. It is estimated that over the 30 year period Israeli natural gas requirements will amount to 260 BCM (8.7 Tcf). According to the reports GAZPROM is willing to guarantee the supply of this amount of gas and had already commissioned an Israeli engineering company to prepare preliminary plans for a gas pipeline from Turkey to Israel. It was also reported that the Director General of the Ministry of Infrastructures informed GAZPROM that it could participate in any future tender that would be issued in relation with the construction and operation of the Israeli natural gas infrastructure, if such a tender were to be issued.

July 11, 2003 - BG Negotiating Gas Sales with Potential Israeli Customers.

It was reported that British Gas was in advanced negotiations with Dorad group for the sales of some $40MM annually of natural gas from BG's Marine field off-shore Gaza, at a price of between $2 - $2.40 per MMBTU, the same price being paid by IEC to Yam Tethys. The Dorad group has a license to construct a 400MW power plant south of Ashkelon for sale directly to end-users, with the government to provide a safety net purchase commitment if the group is unable to find end-user purchasers. (The group had applied to increase the plant size to 800MW.)

BG is also reported to be in advanced negotiations with the Dead Sea Works for the sale of about 1 BCM (35.3 Bcf) a year. If BG's discussions with the Dead Sea Works result in a contract, BG may decide to sell gas to customers in Israel even without a contract with IEC, in which case it would build an undersea gas pipeline from the Marine field with landfall at Ashkelon and there interconnect with the Israel national gas transportation system for delivery to end-users. It has previsouly been reported that BG would require commitments of 1.5 - 1.8BCM (53 - 63.54 Bcf) of gas purchases a year prior to agreeing to sell gas to Israel.

BG refused to comment on the reports.

July 11, 2003 - Hannah-1 Offshore Test Abondoned as Non-Commercial.

The Hannah-1 exploratory well drilled by the Yam Tethys consortium off-shore Tel-Aviv reached its deep target in the Lower Cretaceous at 4,304 meters. Following the running of electric logs and a down hole vertical seismic profile, it was decided to abandon the well as non-commercial. It was decided not to further deepen to 4,700 meters due to cost and operational risks. The group said that it intended to analyze the well data together with previously accummulated data to develop additional drilling prospects on its license areas.

July 9, 2003 - Yam Tethys Announces Willingness to Build Sections of the National Gas Transportation System.

It was reported that the Yam Tethys consortium submitted a proposal to the government whereby it would construct sections of the onshore segment of the natural gas transportation system for transfer in the future to any person nominated by the government. The off-shore segment of the pipeline is being built by IEC.

Concerning the possibility of introducing a second supplier of natural gas into the Israeli market, Yam Tethys said that they support a second supplier, but object to introducing a third supplier. There are currently two possible additional suppliers - BG from its off-shore Gaza field and the Merhav consortium with Egyptian gas. Yam Tethys said that it would be able to cover any shortfall in supply of natural gas if entry of a second supplier into the market is delayed, as its contract with IEC accounts for only 40% of its available reserves.

July 9, 2003 - Dozens of Industrial Plants Interested in Private Power Generation.

The chairman of the Energy Committee of the Israeli Association of Industrialists announced that dozens of industrial companies are interested in participating in a project sponsored by the Electricity Board for independent power production by using the emergency generators maintained at industrial plants around the country.

July 9, 2003 - Import of Diesel Oil Halted in Preparation for Introduction of Low Sulpher Diesel.

The gasoline marketing companies have halted import of regular diesel fuel in anticipation of the switch to cleaner burning, less pollutive low-sulpher diesel fuel on January 1, 2004. The major marketing companies have requested to delay the required switchover date to January 2005, because of the unavailability of the low-sulpher product in the European refineries, a situation which would strengthen the monopoly power of the Israel Oil Refineries, the only producer of low-sulpher diesel fuel in the region.

July 9, 2003 - Board of BG to Consider Possible Cessation of Operations in Israel.

It was reported that the Board of Directors of British Gas would consider at its next meeting in late July the possibility of pulling out of Israel. The request to consider the matter comes as a result of the growing recognition on the Board that Prime Minister Sharon's opposition to purchase by IEC gas from BG's off-shore Gaza fields until a political resolution is reached is not open for negotiation.

As a senior BG representative was quoted: "In the long run we won't be here if no one will buy our gas." In the meantime, BG is conducting discussions with other potential Israeli purchasers. The issue is expected to come up in the course of Sharon's meetings with British Prime Minister Tony Blair in London commencing July 13. On his return from London, P.M. Sharon is scheduled to meet with Infrastructure Minister Peritzsky who favors purchasing Gaza gas from BG. P.M. Blair also discussed the matter with Israeli Finance Minister Benjamin Netanyahu when Netanyahu was in London in mid-June.

If BG decides to pull out of Israel, it is expected to sell its Gaza gas to Europe or the U.S. in the form of LNG, from the liquifaction plant being built near Alexandria in Egypt.

July 8, 2003 - The Government will Chose an Operator for the Natural Gas Project without a Tender.

The Infrastructure Ministry is considering turning over the operation of the natural gas transportation network to an international gas company without a tender. Preliminary contacts have been established with the Dutch company Gas Unie and with El Paso from Texas about possible limited term (2 - 5 years) operations of the system.

July 2, 2003 - Right Wing Knesset Members Oppose Purchasing Palestinian Gas from BG.

Five members of the Knesset Economics Committee wrote a letter to Benjamin Netanyahu, Minister of Finance, and demanded that he stop the pruchase of Palestinian gas from BG. The approach to Netanyahu, was made following statements by Infrastructures Minister Peritzsky favoring purchase of gas from BG as a second supplier. Among other matters, they expressed concern that the Palestinians might use their income from sales of the gas for purposes of terrorism.

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